UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2023

Commission File Number: 001-34615

JinkoSolar Holding Co., Ltd.

(Translation of registrant’s name into English)

1 Yingbin Road

Shangrao Economic Development Zone

Jiangxi Province, 334100

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐                    No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐                    No  ☒

Settlement of Patent Infringement Lawsuits with Hanwha

This Current Report on Form 6-K (the “Form 6-K”) is being filed by JinkoSolar Holding Co., Ltd. (“JinkoSolar”) in connection with a patent cross-license and settlement agreement its affiliate has entered into with Hanwha Solutions Corporation (collectively with its affiliates, “Hanwha”) resolving all pending patent infringement lawsuits between the companies.

In March 2019, Hanwha filed patent infringement claims against JinkoSolar and a number of its subsidiaries (collectively, the “JinkoSolar companies”) in the U.S., Germany and Australia, alleging that certain photovoltaic solar cells and modules supplied by the JinkoSolar companies infringed certain patents purportedly owned by Hanwha. On June 2, 2023, Jinko Solar Co., Ltd. (“Jiangxi Jinko”), JinkoSolar’s majority-owned principal operating subsidiary, and Hanwha entered into a patent cross-license and settlement agreement, pursuant to which Jiangxi Jinko and Hanwha have agreed to the grant of mutual licenses to each other concerning a number of patents, including but not limited to the patents in dispute, and payment of license fees. Jiangxi Jinko and Hanwha have also agreed to terminate all pending patent infringement and invalidation proceedings between the JinkoSolar companies and Hanwha.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

JinkoSolar Holding Co., Ltd.

By:	/s/ Mengmeng (Pan) Li
Name:	Mengmeng (Pan) Li
Title:	Chief Financial Officer

Date: June 21, 2023